Filed by Barclays PLC
Pursuant to Rule 424(b)(3)
Registration Statement No. 333-143666
SUPPLEMENT, DATED SEPTEMBER 20, 2007
(To Offer Document/Prospectus dated August 6, 2007)

Offer to Exchange

Each Ordinary Share	Each American Depositary Share
of
ABN AMRO Holding N.V.
for

2.13 Ordinary Shares	0.5325 American Depositary Shares

and €13.15 in cash	and €13.15 in cash (paid in US dollars)
of
Barclays PLC
     This document supplements the offer document/prospectus, dated August 6, 2007 (the “Prospectus”), previously provided to you in connection with the proposed combination of Barclays PLC, a public limited company organized under the laws of England (“Barclays”), and ABN AMRO Holding N.V., a public limited liability company organized under the laws of The Netherlands (“ABN AMRO”). This document includes the following information:

•	The audited interim financial statements of Barclays (Netherlands) N.V. (“Barclays (Netherlands)”), and certain related additional information;

•	Certain additional information about Barclays;

•	Selected US GAAP financial data of Barclays and ABN AMRO as at and for the six months ended June 30, 2007;

•	Unaudited pro forma combined condensed financial information of Barclays as at and for the six months ended June 30, 2007; and

•	Comparative historical and pro forma per share information for Barclays and ABN AMRO.
     On April 23, 2007, Barclays entered into a merger protocol (the “Merger Protocol”) with ABN AMRO, providing for a combination of their businesses. The terms under which the proposed combination would take place, as well as the Merger Protocol, were revised on July 23, 2007, and the Merger Protocol was further revised on July 30, 2007 and, by a letter agreement, on August 3, 2007. The proposed combination of ABN AMRO and Barclays will create one of the world’s leading universal banks. Barclays will be the holding company of the combined group. ABN AMRO’s business will be brought under the combined group umbrella through an exchange offer by Barclays for all outstanding ABN AMRO ordinary shares, nominal value €0.56 per share, including all ABN AMRO American Depositary Shares, each representing one ABN AMRO ordinary share (“ABN AMRO ADSs”).
     This document is being sent to holders of ABN AMRO ordinary shares located in the United States and Canada and holders of ABN AMRO ADSs located in any Offer Jurisdiction (as defined on page i of this document) to effect the exchange offer. Subject to a “mix-and-match” facility described in the Prospectus, Barclays is offering to exchange in the manner set out in the Prospectus (a) 2.13 Barclays ordinary shares, nominal value 25p per share, and €13.15 in cash for each ABN AMRO ordinary share, and (b) 0.5325 Barclays American Depositary Shares, each representing four Barclays ordinary shares (“Barclays ADSs”), and €13.15 in cash (paid in US dollars) for each ABN AMRO ADS, in each case that is validly tendered (or defectively tendered provided that such defect has been waived by Barclays) and not properly withdrawn. The cash consideration paid in respect of each ABN AMRO ADS that is validly tendered (or defectively tendered provided that such defect has been waived by Barclays) and not properly withdrawn, will be US dollars, based on the conversion of the Euro consideration into US dollars, net of any applicable fees and expenses, at the average exchange rate obtainable by The Bank of New York, as the ADS exchange agent, for the five business days preceding the date on which the cash consideration is received by the ADS exchange agent for delivery in respect of such ABN AMRO ADSs.
     The exchange offer commenced in the United States and Canada at 9:00 a.m. New York City Time (3:00 p.m. Amsterdam Time), on August 7, 2007, and will expire at 9:00 a.m. New York City Time (3:00 p.m. Amsterdam Time), on October 4, 2007, unless the exchange offer is extended or terminated prior to that time.

The date of this supplement is September 20, 2007

ADDITIONAL INFORMATION
      The Prospectus incorporates important business and financial information about ABN AMRO and Barclays from documents filed with the SEC that have not been included in, or delivered with, the Prospectus or this document. See “Where You Can Find More Information” in the Prospectus. Documents filed with or furnished to the SEC by Barclays or ABN AMRO on or after September 10, 2002 are available on the website maintained by the SEC at www.sec.gov. You may also request copies of these documents, without charge, upon written or oral request to Barclays information agent in the United States, Georgeson, at (212) 440-9800 or toll free at (888) 605-7547. In order to ensure timely delivery, any request should be submitted no later than September 27, 2007.
      You can also get more information by visiting ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com. Information contained in, or otherwise accessible through, these internet sites is not a part of this document and is not incorporated by reference in the Prospectus or herein. All references in the Prospectus or in this document to these internet sites are inactive textual references to these URLs and are for your information only. See “Where You Can Find More Information”.

      No person is authorized to give any information or to make any representation with respect to the matters that the Prospectus or this document describes other than those contained in the Prospectus or this document, and, if given or made, the information or representation must not be relied upon as having been authorized by ABN AMRO or Barclays. The Prospectus or this document does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of the Prospectus or this document nor any distribution of securities made under the Prospectus and this document shall, under any circumstances, create an implication that there has been no change in the affairs of ABN AMRO or Barclays since the date of the Prospectus or this document, as the case may be, or that any information contained in the Prospectus or herein is correct as of any time subsequent to the respective dates thereof.

      This document is being sent to holders of ABN AMRO ordinary shares located in the United States and Canada and holders of ABN AMRO ADSs located in every Offer Jurisdiction (as defined below) to effect the exchange offer. Separate offering documentation is being made available to holders of ABN AMRO ordinary shares located in Offer Jurisdictions other than the United States and Canada. The distribution of this document and any other documentation regarding the exchange offer may, in some jurisdictions, be restricted by law. Offering documentation regarding the exchange offer may not be distributed, directly or indirectly, in or into any jurisdiction other than The Netherlands, the United Kingdom, the United States, Austria, Belgium, Canada, France, Germany, Ireland, Luxembourg, Norway, Singapore, Spain and Switzerland, and any other jurisdictions in which Barclays determines that it may lawfully distribute offering documentation regarding the exchange offer in accordance with local law (together the “Offer Jurisdictions”). However, acceptances by holders of ABN AMRO ordinary shares or ABN AMRO ADSs not resident in the Offer Jurisdictions will be accepted by Barclays if such acceptance complies with the acceptance procedure and requirements set out in this document (see “The Exchange Offer — Procedure for Tendering and Electing”). Persons not resident in the Offer Jurisdictions who come into possession of this document should inform themselves of and observe any laws and regulations applicable to such persons regarding acceptance of the exchange offer and receipt of the offer consideration. Neither Barclays nor any person acting on its behalf assumes any responsibility for any violation by any person of any such laws or regulations. Any holder of ABN AMRO ordinary shares or ABN AMRO ADSs who is in any doubt as to its position should consult an appropriate professional advisor without delay.
      This document must not be distributed in whole or in part into Japan. This document and other documents related to the exchange offer may not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the exchange offer are not being, and must not be, mailed or otherwise distributed or sent to any person or

i

company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the exchange offer must not distribute or send them to any person or company in or from Japan. The exchange offer is not being made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan and is not capable of acceptance by such use, means, instrumentality or facilities from or within Japan.
      The exchange offer has not received clearance from the Commissione Nazionale per le Società e la Borsa pursuant to Italian securities laws and implementing regulations (in particular under Section 102 of Italian Legislative Decree No. 58 dated 24 February 1998). Consequently, any form of solicitation (i.e. any offer, invitation to offer or promotional advertisement) of acceptances of the exchange offer by holders of ABN AMRO ordinary shares and/or ABN AMRO ADSs based in Italy will be contrary to Italian laws and regulations. Application for authorization by the relevant Italian authorities for the launching of an offer for ABN AMRO ordinary shares and/or ABN AMRO ADSs in the Republic of Italy has not yet been and is not currently intended to be made. Accordingly, Italian holders of ABN AMRO ordinary shares and/or ABN AMRO ADSs are hereby notified that, to the extent such holders of ABN AMRO ordinary shares and/or ABN AMRO ADSs are persons or entities resident and/or located in the Republic of Italy and until and to the extent that the relevant authorization has been obtained from the Italian authorities, the exchange offer is not made in or into Italy, as such would not be in compliance with local laws. Neither this document nor any other offering material related to the exchange offer or the ABN AMRO ordinary shares or ABN AMRO ADSs may be distributed or made available in the Republic of Italy.

ii

SELECTED HISTORICAL INTERIM FINANCIAL INFORMATION OF BARCLAYS (NETHERLANDS)
      The following selected interim financial information as at May 31, 2007, and for the period from May 2, 2007 through May 31, 2007, of Barclays (Netherlands) have been prepared in accordance with IFRS.
      The following selected interim financial information of Barclays (Netherlands) has been derived from Barclays (Netherlands) audited interim financial statements included in this document. The data below should be read in conjunction with the interim financial statements, related notes and other financial information of Barclays included in this document. See “Barclays (Netherlands) Interim Financial Statements”.
      With respect to the interim financial statements of Barclays (Netherlands), there are no significant differences between IFRS and US GAAP accounting policies, and US GAAP net income and shareholders equity would not be materially different from that presented in the IFRS financial statements.
Selected Interim Balance Sheet Data of Barclays (Netherlands) as at May 31, 2007

	May 31, 2007

	£	£
Assets
Current assets
Cash and cash equivalents	204,744,559

		204,744,559

Total assets		204,744,559

Shareholders’ Equity and Liabilities
Shareholders’ equity
Share capital	204,630,000
Result for the period	(79,416)

Total equity		204,550,584
Current liabilities
Payable corporate income tax	176,292
Accrued expenses	17,683

Total liabilities		193,975

Total equity and liabilities		204,744,559

Selected Interim Income Statement of Barclays (Netherlands) for the period from May 2, 2007 through May 31, 2007

	May 2, 2007-
	May 31, 2007

	£	£
Financial income and expenses
Interest received	715,924
Foreign exchange loss	(601,365)

		114,559
Operating expenses
Management and service fees	4,081
Audit fee	6,801
Other operating expenses	6,801

Operating expenses		(17,683)

Profit before taxation		96,876
Corporate income tax		(176,292)

Result for the period		(79,416)

Attributable to the parent company		(79,416)

Selected Interim Statement of Changes in Shareholder’s Equity of Barclays (Netherlands) for the period from May 2, 2007 through May 31, 2007

			Total
	Share	Result for the	Shareholder’s
	Capital	Period	Equity

	£	£	£
Shares issued on incorporation (May 2, 2007)	204,630,000	—	204,630,000
Result for the period	—	(79,416)	(79,416)

Balance at May 31, 2007	204,630,000	(79,416)	204,550,584

Selected Interim Cash Flow Statement of Barclays (Netherlands) for the period from May 2, 2007 through May 31, 2007

May 2, 2007-
May 31, 2007

£
Reconciliation of profit before tax to net cash flows from operating activities
Profit before taxation	96,876
Adjustments for
Foreign exchange loss	601,365
Changes in the working capital
Increase in accrued expenses	17,683

Net cash flow from operating activities	715,924
Cash flow from financing activities
Proceeds from issues of shares	204,630,000

Cash flow for the period	205,345,924
Cash and Cash equivalents at the beginning of the period	—
Cash flow for the period	205,345,924
Exchange rate differences	(601,365)

Cash and Cash equivalents at the end of the period	204,744,559

ADDITIONAL INFORMATION ABOUT BARCLAYS AND BARCLAYS (NETHERLANDS)
Certain Additional Information About Barclays
      US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others. Barclays has been conducting an internal review of US dollar payments involving countries, persons or entities subject to these sanctions and has been reporting to regulators about the results of that review. Barclays has received inquiries relating to these sanctions and certain US dollar payments processed by its New York branch from the New York County District Attorney’s Office and the US Department of Justice, which, along with other authorities, has been reported to be conducting a broader review of sanctions compliance by non-US financial institutions. Barclays has been cooperating with regulators, the Department of Justice and the District Attorney’s Office in connection with their inquiries. Barclays review is ongoing. It is currently not possible to predict the ultimate resolution of the issues covered by Barclays review and the inquiries, including the timing of any resolution.
Barclays (Netherlands) Legal Matters
      The legality of the Barclays (Netherlands) ordinary shares will be passed upon by Clifford Chance LLP, Droogbak 1A, 1013 GE Amsterdam, The Netherlands.
Experts
      The interim financial statements of Barclays (Netherlands) have been audited by PricewaterhouseCoopers Accountants N.V., independent registered accounting firm, as set forth in their report, included herein. Such interim financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SELECTED US GAAP FINANCIAL DATA OF BARCLAYS AND ABN AMRO AS AT
AND FOR THE SIX MONTHS ENDED JUNE 30, 2007
Selected US GAAP Financial Data of Barclays as at and for the six months ended June 30, 2007 and 2006

	As at and for the six months
	ended June 30,

	2007(a)	2007	2006(b)	2006

	¢	p	¢	p
(US GAAP)
Barclays PLC Group
Earnings per 25p ordinary share (basic)	84.1	41.9	67.5	36.5
Dividends per 25p ordinary share	41.1	20.5	32.2	17.4
Book value per 25p ordinary share	877	437	738	399

		%		%
Net income as a percentage of:
— average total assets		0.5		0.5
— average shareholders’ equity		25.6		24.6
Dividends as a percentage of net income		50.3		48.7
Average shareholders’ equity as a percentage of average total assets		1.9		1.9
Barclays Bank PLC Group
Net income as a percentage of:
— average total assets		0.5		0.5
— average shareholders’ equity		21.7		20.7
Average shareholders’ equity as a percentage of average total assets		2.4		2.5

	As at and for the six months ended June 30,

	2007(a)	2007	2006(b)	2006

	$m	£m	$m	£m
(US GAAP)
Net income:
Barclays PLC Group	5,349	2,666	4,294	2,322
Barclays Bank PLC Group	5,672	2,827	4,580	2,477

Shareholders’ equity:
Barclays PLC Group	43,228	21,546	35,571	19,237
Barclays Bank PLC Group	54,102	26,966	45,941	24,845
Total assets:
Barclays PLC Group	2,363,006	1,177,793	1,857,721	1,004,662
Barclays Bank PLC Group	2,363,562	1,178,070	1,858,185	1,004,913

(a)	The US dollar financial information has been translated for convenience at the rate of $2.0063 to £1, the Noon Buying Rate for cable transfers in New York City, payable in Sterling, at June 30, 2007.

(b)	The US dollar financial information has been translated for convenience at the rate of $1.8491 to £1, the Noon Buying Rate for cable transfers in New York City, payable in Sterling, at June 30, 2006.

Selected US GAAP Financial Data of ABN AMRO as at and for the six months ended June 30, 2007 and 2006

	As at and for the six months ended June 30,

	2007(a)	2007	2006(b)	2006

	$m	€m	$m	€m
	(except per share data)
(US GAAP)
Income Statement Data
Net profit	1,605	2,159	780	2,191
Balance Sheet Data
Shareholders’ equity	21,265	28,750	21,974	28,080
Share Information
Basic earnings per Ordinary Share (in €)	0.86	1.16	0.96	1.18
Diluted earnings per Ordinary Share (in €)	0.85	1.15	0.96	1.18
Shareholders’ equity per Ordinary Share (in €)	11.15	15.08	11.53	14.73

(a)	Solely for your convenience, Euro amounts have been translated into US dollars for income statement items at an exchange rate of $1 = €1.3451, the rate equal to the average of the daily noon buying rates for cable transfers in New York City, payable in Euro, for the six months ended June 30, 2007, and for balance sheet items at an exchange rate of $1 = €1.3520, the noon buying rate for cable transfers in New York City, payable in Euro, on June 30, 2007.

(b)	Solely for your convenience, Euro amounts have been translated into US dollars for income statement items at an exchange rate of $1 = €1.2309, the rate equal to the average of the daily noon buying rates for cable transfers in New York City for the six months ended June 30, 2006, and for balance sheet items at an exchange rate of $1 = €1.2779, the noon buying rate for cable transfers in New York City, payable in Euro, on June 30, 2006.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
AS AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2007
Introduction
      The following unaudited pro forma combined condensed balance sheet as at, and unaudited pro forma combined condensed income statement for the period ended, June 30, 2007 and the notes thereto (together, the “pro forma financial information”) are based on the interim financial information of ABN AMRO and Barclays after giving effect to the proposed combination using the purchase method of accounting by applying the estimates, assumptions and adjustments described in the accompanying notes to the pro forma financial information.
      The interim financial information of both ABN AMRO and Barclays for the period ended, June 30, 2007 have been prepared in accordance with IFRS and reconciled to US GAAP.
      For the purposes of the preparation of the pro forma financial information:

•	The consolidated balance sheet of Barclays at June 30, 2007 has been combined with the consolidated balance sheet of ABN AMRO at June 30, 2007, both of which are prepared in accordance with IFRS and reconciled to US GAAP, as if the proposed combination giving effect to the sale of LaSalle had occurred on June 30, 2007;

•	The consolidated income statement of Barclays for the period ended, June 30, 2007 has been combined with the consolidated income statement of ABN AMRO for the period ended, June 30, 2007, both of which are prepared in accordance with IFRS and reconciled to US GAAP, as if the proposed combination giving effect to the sale of LaSalle had occurred on January 1, 2007; and

•	The presentation currency of the combined group is pound sterling as this is consistent with the presentation currency of the Barclays 2006 Form 20-F and Form 6-K. The presentation currency of the combined group will be euro should the proposed combination occur.
      The pro forma financial information includes appropriate adjustments to account for the events directly associated with the proposed combination. Any potential synergy benefits are not included within the pro forma financial information. Only costs which are expected to be directly incurred as part of the proposed combination have been included within the pro forma financial information.
      The pro forma adjustments directly relating to the proposed combination are based on effecting the pre-acquisition disposal of LaSalle, an estimate of the fair value of the consideration to be provided, and preliminary assessments of the fair values of assets acquired and liabilities assumed and available information and assumptions. If the proposed combination did occur, a final determination of these fair values will be based on Barclays management’s estimates of the fair values of the remaining assets and liabilities and an assessment of the fair values of the intangible assets as at the actual date of the combination. The final determination of these fair values will result in potentially material changes to the pro forma adjustments and the pro forma financial information included herein.
      The actual purchase price allocation will also be subject to change as a result of finalisation of asset and liability valuations. These final valuations will be based on the actual net tangible and intangible assets that existed as of the closing dates of the proposed combination. The effect of the final fair valuation of assets and liabilities and the determination of the final consideration may cause material differences to the following pro forma financial information.
      The final consideration will be determined based on the exchange ratio of ABN AMRO ordinary shares to Barclays ordinary shares and the fair value of Barclays ordinary shares at the date at which the offer is declared unconditional. As such, any changes in the fair value of the shares prior to that date may also cause material differences to the pro forma financial information. In addition, any changes in the foreign exchange rate prior to the date at which the offer is declared unconditional, may cause material differences.

      The pro forma financial information and accompanying notes should be read in conjunction with the interim financial information and the related notes thereto of Barclays for the period ended June 30, 2007. This data should also be read in conjunction with;

•	ABN AMRO 2006 20-F; and

•	ABN AMRO interim financial information and related notes thereto for the period ended, June 30, 2007 as filed with the SEC on a Current Report on Form 6-K on July 30, 2007.
      The unaudited pro forma combined condensed financial information is presented for information purposes only and does not represent what the results of operations would actually have been if the combination had occurred on the dates indicated nor does it project the results of operations for any future period.

Unaudited Pro Forma Combined Condensed Balance Sheet as at June 30, 2007
IFRS basis

						New share
			Pre			issuance —
			Acquisition	Acquisition	Share Options	CDB & TH	Notes to	Pro forma
	Barclays	ABN AMRO(1)	Disposal(2)	Adjustments(3)	Adjustments(3)	Adjustments(3)	adjustments	combined

	£m	£m	£m	£m	£m	£m		£m
Assets
Cash and other short-term funds	7,318	9,722	10,353	(16,960)	404	6,525	(a)	17,362
Trading and financial assets designated at fair value	355,938	88,467						444,405
Derivative financial instruments	174,225	80,779						255,004
Loans and advances to banks	43,191	18,560	(3,059)					58,692
Loans and advances to customers	321,243	216,454		2,238			(b)	539,935
Available for sale investments	47,764	64,211						111,975
Reverse repurchase agreements and cash collateral on securities borrowed	190,546	184,611						375,157
Property, plant and equipment	2,538	2,549						5,087
Other assets	15,499	86,364	(56,672)	19,193			(b) & (c)	64,384

Total assets	1,158,262	751,717	(49,378)	4,471	404	6,525		1,872,001

Liabilities
Deposits and items in the course of collection due to banks	89,635	170,670		(5)			(b)	260,300
Customer accounts	292,444	237,758		(54)			(b)	530,148
Trading and financial liabilities designated at fair value	142,742	28,344						171,086
Liabilities to customers under investment contracts	93,735	—						93,735
Derivative financial instruments	177,774	78,843						256,617
Debt securities in issue	118,745	128,295		(654)			(b)	246,386
Repurchase agreements and cash collateral on securities lent	181,093	—						181,093
Insurance contract liabilities, including unit linked liabilities	3,770	—						3,770
Subordinated liabilities	15,067	9,870		129			(d)	25,066
Other liabilities	14,536	79,930	(53,946)	3,334			(e)	43,854

Total liabilities	1,129,541	733,710	(53,946)	2,750	—	—		1,812,055

Net assets	28,721	18,007	4,568	1,721	404	6,525		59,946

Shareholders’ equity
Shareholders’ equity excluding minority interests	20,973	16,565	4,568	1,721	404	6,525		50,756
Minority interests	7,748	1,442						9,190

Total shareholders’ equity	28,721	18,007	4,568	1,721	404	6,525		59,946

(1)	The financial information of ABN AMRO in this unaudited pro forma combined condensed balance sheet reflects the IFRS financial information for continuing operations presented in the interim financial information for the period ended, June 30, 2007 as filed with the SEC on a Current Report on Form 6-K on July 30, 2007. Such information does not reflect any comments that the management of Barclays might make had they performed a detailed review. ABN AMRO financial statements have been reformatted to be consistent with Barclays line item presentation.

(2)	See Note 2 to the unaudited pro forma combined condensed financial information.

(3)	See Note 3 to the unaudited pro forma combined condensed financial information.

Unaudited Pro Forma Combined Condensed Income Statement for the period ended June 30, 2007 IFRS basis

			Other	Notes to		Pro forma
	Barclays	ABN AMRO(1)	Adjustments(3)	adjustments		combined

	£m	£m	£m			£m
Continuing operations
Net interest income	4,589	3,104	(572)	(f	)	7,121
Net fee and commission income	3,812	1,941	—			5,753
Principal transactions	3,207	1,761	—			4,968
Net premiums from insurance contracts	442	36	—			478
Other income	100	2,043	—			2,143

Total income	12,150	8,885	(572)			20,463
Net claims and benefits incurred on insurance contracts	(248)	—	—			(248)

Total income net of insurance claims	11,902	8,885	(572)			20,215
Impairment charges	(959)	(599)	—			(1,558)

Net income	10,943	8,286	(572)			18,657
Operating expenses	(6,847)	(6,963)	(716)	(g	)	(14,526)
Share of post-tax results of associates and joint ventures	—	94	—			94
Profit on disposal of subsidiaries, associates and joint ventures	5	—	—			5

Profit before tax	4,101	1,417	(1,288)			4,230
Tax	(1,158)	(292)	352	(h	)	(1,098)

Profit after tax	2,943	1,125	(936)			3,132

Profit attributable to minority interests	309	37	—			346
Profit attributable to equity holders of the parent	2,634	1,088	(936)			2,786

	2,943	1,125	(936)			3,132

Earnings per share data (pence)
— Basic	41.4	58.8				24.8
— Diluted	40.1	58.1				24.4

Number of shares (million)
Weighted average ordinary shares	6,356	1,855				11,242
Weighted average dilutive shares	6,534	1,874				11,420

(1)	The financial information of ABN AMRO in this unaudited pro forma combined condensed balance sheet reflects the IFRS financial information for continuing operations presented in the interim financial information for the period ended, June 30, 2007 as filed with the SEC on a Current Report on Form 6-K on July 30, 2007. Such information does not reflect any comments that the management of Barclays might make had they performed a detailed review. ABN AMRO financial statements have been reformatted to be consistent with Barclays line item presentation.

(2)	See Note 2 to the unaudited pro forma combined condensed financial information.

(3)	See Note 3 to the unaudited pro forma combined condensed financial information.

Notes to Unaudited Pro forma Combined Condensed Financial Information
1.  Description of proposed combination and estimated pro forma purchase price
      The pro forma financial information has been prepared on the basis of preliminary estimates and assumptions. The key assumptions used to prepare the pro forma financial information (excluding those in relation to LaSalle which are disclosed in note 2) are:

•	Potential cost synergy, revenue benefits and associated restructuring costs are not included within the pro forma financial information;

•	Only costs which are expected to be directly incurred as part of the proposed combination have been included within the pro forma financial information;

•	The presentation currency of the combined group is pound sterling as this is consistent with the presentation currency of Barclays 2006 Form 20-F, Barclays Bank combined Annual Report on Form 20-F and Form 6-K filed with the SEC. The presentation currency of the combined group will be euro should the proposed combination occur;

•	Further to the announcement on April 23, 2007 where the Barclays Board unanimously resolved to make an exchange offer for 100% of ABN AMRO ordinary shares, the Board announced the terms of a revised offer to ABN AMRO ordinary shareholders on July 23, 2007. The revised offer per ABN AMRO ordinary share consists of:

—	€13.15 in cash and

—	2.13 ordinary shares in Barclays

•	The announcement of July 23, 2007 also featured the financing of the revised offer. Barclays will finance the cash component of the revised offer from the following sources:

—	€12 billion (£8.1 billion) of capital released from the sale of LaSalle to Bank of America and previously intended to be returned to shareholders post closing of the transaction will be used to fund part of the cash consideration.

—	€9.8bn (£6.6 billion) of cash consideration is funded by the proposed investments of China Development Bank and Temasek.

—	Barclays will fund €3 billion (£2 billion) of the consideration from available cash resources.

•	In the absence of up to date information in the interim financial information of ABN AMRO, some adjustments were made in reference to applicable information from the ABN AMRO 2006 Form 20-F;

•	The consideration calculations have been translated using the exchange rates of 1.4706 (€ : £) and 2.0284 ($ : £) as published in the Financial Times on September 7, 2007;

•	All ABN AMRO employee share options not exercised as at July 16, 2007 (amounting to 30,691,954 shares), will become exercisable on the combination date and will be subject to the exchange offer on the same terms as all ABN AMRO ordinary shares. The cash inflow from employees on exercising these options has been assumed to be the weighted average strike price of €19.35 per share per the ABN AMRO 2006 Form 20-F;

•	ABN AMRO equity settled share awards have been assumed to roll over to Barclays equity settled share awards. Due to limited information available on the unvested share awards by grant date together with information on the income statement charge, no adjustment has been made within the unaudited pro forma combined condensed financial information;

•	The unaudited pro forma combined condensed financial information reflects the purchase price of the proposed combination to be £40,216m consisting of cash, Barclays ordinary shares and direct transaction costs;

•	The ABN AMRO income statement has been translated at a 2007 average exchange rate of 1.48 (€ : £) and the ABN AMRO balance sheet has been translated at the June 30, 2007 closing exchange rate of 1.49 (€ : £) in line with the exchange rates used in the published financial statements of Barclays for the period ended June 30, 2007;

•	Fair value adjustments of financial assets and liabilities have been made in line with the disclosures in the ABN AMRO 2006 Form 20-F and are amortised on a straight line basis over the appropriate maturity;

•	The fair value of property, plant & equipment and other non-financial instruments are not materially different to the balance sheet carrying values as disclosed in the ABN AMRO 2006 Form 20-F;

•	Calculation of goodwill is based on the closing price of Barclays ordinary shares of £5.825 as listed on the LSE Daily Official List on September 7, 2007;

•	The split of goodwill and intangible assets arising from the proposed combination has been based on a ratio of 70 : 30 in line with historical combinations within the financial services industry;

•	Intangible assets have been amortised on a straight line basis over the estimated useful economic life of 5 years; and

•	Different tax rates have been applied to individual adjustments by reference to the nature of the adjustment.
Estimated pro forma allocation of purchase price of the proposed combination
      The total estimated pro forma purchase price of the proposed transaction is as follows:

£m

Fair value of Barclays ordinary shares and Barclays ADSs issued(1)	23,286
Cash to acquire ABN AMRO ordinary shares(2)	16,782
Cash to acquire ABN AMRO (formerly convertible) preference shares	1
Estimated direct transaction costs (legal, accounting and other transaction costs)	147

Total estimated purchase price	40,216

Footnotes

(1)	Fair value has been calculated based on 1,877m ABN AMRO ordinary shares converted at the exchange ratio of 2.13 into 3,998m Barclays ordinary shares issued at the closing price on September 7, 2007 of £5.825.

(2)	Cash consideration has been calculated based on exchanging 1,877m ABN AMRO ordinary shares at €13.15 at the closing exchange rate published on September 7, 2007 of 1.4706 (€ : £)
     For the purposes of this pro forma, the proposed combination has been accounted for using the purchase method of accounting in accordance with IFRS. An estimated allocation of the purchase price to reflect the estimated fair values of certain ABN AMRO assets and liabilities has been reflected in the unaudited pro forma combined condensed financial information. Based on the initial estimates, and subject to changes which may be material upon completion of a final valuation, the preliminary allocation of the estimated pro forma purchase price is as follows:

		£m

Cash and other short-term funds		20,478
Trading and financial assets designated at fair value		88,467
Derivative financial instruments		80,779
Loans and advances to banks		15,501
Loans and advances to customers		218,692
Available for sale investments		64,211
Reverse repurchase agreements and cash collateral on securities borrowed		184,611
Property, plant and equipment		2,549
Other assets (including intangible assets)		32,188

Total assets		707,476

Deposits and items in the course of collection due to banks		170,666
Customer accounts		237,705
Trading and financial liabilities designated at fair value		28,344
Derivative financial instruments		78,843
Debt securities in issue		127,641
Subordinated liabilities		9,999
Other liabilities		29,317

Total liabilities		682,515

Net Assets		24,961

Estimated purchase consideration		40,216
Less: Estimated fair value of net assets	24,961
Minority interests of ABN AMRO not acquired	(1,442)

Estimated fair value of net assets excluding minority interests		(23,519)

Goodwill		16,697

      If the proposed combination occurs, Barclays will perform a valuation after the closing date to determine the actual values assigned to all acquired assets and liabilities associated with the proposed combination. Identified intangible assets, upon completion of the final valuation, will be amortised over their estimated useful economic lives.

2.	Pre acquisition disposal

•	The potential transaction is subject to an offer condition that prior to completion of the exchange offer, the LaSalle Agreement has been completed in accordance with its terms, or a purchase and sale agreement with another party with respect to the sale of LaSalle has been completed in accordance with its terms.

•	The adjustment represents the effect of the disposal of all LaSalle operations excluding capital markets activities within its Global Markets unit and Global Clients division as well as its US Asset Management business:

•	£56,672m represents the assets of LaSalle and is based upon the assets of businesses held for sale, which mainly consists of LaSalle as at June 30, 2007 published by ABN AMRO Holding N.V. in their interim financial report as at June 30, 2007 published on July 30, 2007;

•	£53,946m represents the liabilities of LaSalle and is based upon the liabilities of businesses held for sale, which mainly consists of LaSalle as at June 30, 2007 published by ABN AMRO Holding N.V. in their interim financial report as at June 30, 2007 published on July 30, 2007; and

•	£3,059m represents the receivable due to ABN AMRO Holding N.V. from LaSalle. For the purposes of this pro forma financial information it has been assumed that the receivable has been accounted for as Loans & Advances to Banks.

•	The $21 billion (£10 billion at the exchange rate on September 7, 2007 of 2.0284 ($ : £)) purchase price under the LaSalle Agreement will be adjusted in accordance with the terms of the LaSalle Agreement if the actual net income of LaSalle for the three months ended March 31, 2007 and the net income of LaSalle, with certain limited adjustments, for the period commencing on April 1, 2007 and concluding on the earlier of the date of the closing of the sale of LaSalle and December 31, 2007 is less than a pre-defined income threshold. No adjustment has been made to the LaSalle purchase price as no information on the performance of LaSalle is available.

3.	Other adjustments
      The other adjustments included in the pro forma financial information have been prepared as if the proposed combination was completed at June 30, 2007 for balance sheet purposes and at January 1, 2007 for income statement purposes.
Adjustments to the balance sheet reflect:
      (a) Adjustments reflecting the cash flows of:
                    Acquisition adjustments

These comprise cash outflows relating to the acquisition of ABN AMRO ordinary shares (£16,782m), stamp duty (£30m), cash to acquire ABN AMRO (formerly convertible) preference shares (£1m) and estimated transaction costs (£147m).
                    Share Options Adjustment

All ABN AMRO employee share options not exercised as at July 30, 2007 (amounting to 30,691,954 shares), will become exercisable on the combination date and will be subject to the exchange offer consistent with all ABN AMRO ordinary shares. The cash inflow (£404m) from employees on exercising these options has been assumed to be the weighted average strike price of €19.35 per share per the ABN AMRO 2006 Form 20-F.
                    New share issuance — China Development Bank and Temasek

Cash inflows relating to the issue of 888,513,514 new Barclays ordinary shares to China Development Bank, Temasek and the placees under the clawback placing at £7.40 per share less £50m of fees and expenses (£6,525m).

(b)	Adjustments reflecting the difference between carrying value and fair value of ABN AMRO financial assets and liabilities at the balance sheet date of June 30, 2007. These adjustments are disclosed in euro in the ABN AMRO 2006 Form 20-F and have been converted to pounds sterling at the June 30, 2007 closing exchange rate of 1.49 (€ : £) as follows:

	Carrying		Fair value
	amount	Fair value	adjustment

	£m	£m	£m
Financial Assets
Interest earning securities held-to-maturity	2,503	2,526	23
Loans & receivables — customer	297,487	299,725	2,238

Total	299,990	302,251	2,261

Financial Liabilities
Due to banks	126,167	126,162	(5)
Due to customers	243,210	243,156	(54)
Issued debt securities	133,897	133,243	(654)

Total	503,274	502,561	(713)

The above adjustments exclude the impact of professional securities transactions. The following methods and significant assumptions have been applied in determining the fair values of financial instruments carried at cost:

i.	The fair value of assets maturing within 12 months is assumed to approximate their carrying amount.

ii.	The fair value of demand deposits and savings accounts (included in due to customers) with no specific maturity is assumed to be the amount payable on demand at the balance sheet date.

iii.	The fair value of variable rate financial instruments is assumed to be approximated by their carrying amounts and, in the case of loans, does not, therefore, reflect changes in their credit quality, as the impact of credit risk is recognised separately by deducting the allowances for credit losses from both carrying amounts and fair values.

iv.	The fair value of fixed-rate loans and mortgages carried at amortised cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values, as the impact of credit risk is recognised separately by deducting the amounts of the allowances for credit losses from both carrying amounts and fair values.

(c)	Removal of remaining existing goodwill, intangible assets and related deferred tax assets in ABN AMRO (£4,792m). The recognition of estimated purchased goodwill and intangible assets of £23,852m arising from the proposed combination and the deferred tax asset (£109m) in relation to the recognition of the post retirement employee benefit liabilities at the balance sheet date (see adjustment (e) below). The calculation of goodwill is based on the closing price of Barclays ordinary shares of £5.825 as listed on the LSE Daily Official List on September 7, 2007 and the split of goodwill and intangible assets arising from the proposed combination has been based on a ratio of 70 : 30 in line with historical combinations within the financial services industry.

(d)	Adjustment reflecting the difference between carrying value and fair value of ABN AMRO subordinated liabilities at the balance sheet date of June 30, 2007. This adjustment is disclosed in euros in the ABN AMRO 2006 Form 20-F and has been converted to pounds sterling at the June 30, 2007 closing exchange rate of 1.49 (€ : £) as follows:

	Carrying		Fair value
	amount	Fair value	adjustment

	£m	£m	£m
Subordinated liabilities	12,895	12,996	101

Total	12,895	12,996	101

An additional adjustment is required to represent the fair value of the ABN AMRO Holding N.V. preference financing shares (DR preference shares). The price offered to the DR preference share holders as part of the Barclays offer is €0.59 for each of the 1,369,815,864 shares held as at June 30, 2007. The carrying value of the shares is €0.56 per share which leads to a fair value adjustment in subordinated liabilities of €41m (£28m).

(e)	Adjustments required to reflect the difference between carrying value and fair value of the ABN AMRO net post retirement employee benefits obligations (£413m), and the deferred tax liability associated with the recognition of intangible assets (£2,004m) and fair value adjustments to financial assets and liabilities (£761m). These adjustments are disclosed in the ABN AMRO 2006 Form 20-F.

Additional adjustment required reflecting the difference between carrying value and fair value of the ABN AMRO liabilities arising from cash settled share based payments. This adjustment is disclosed in the ABN AMRO 2006 Form 20-F and is as follows:

	Carrying		Fair value
	amount	Fair value	adjustment

	£m	£m	£m
Liabilities arising from cash settled share based payments (7,103,489 shares)	7	163	156

Total	7	163	156

Adjustments to the income statement reflect:

(f)	Amortisation of the fair value adjustments applied to the assets and liabilities of ABN AMRO. The adjustment for each individual asset and liability class is as follows and is based on amortisation of the fair value adjustment on a straight line basis over the appropriate maturity (between one and five years):

			Amortisation to the
	Fair value	Estimated	period ended
Asset/Liability class	adjustment	useful life	June 30, 2007

	£m	Years	£m
Interest earning securities held-to-maturity	23	5	2
Loans & receivables — Customer	2,238	5	224
Due to banks	5	1	2
Due to customers	54	1	27
Issued debt securities	654	1	327
Subordinated liabilities	(101)	5	(10)

Total	2,873		572

(g)	Amortisation of the estimated purchased intangible assets recognised as a result of the proposed combination. The adjustment is made up of the amortisation of purchased intangible assets recognised as a result of the combination (£716m). The value of purchased intangible assets recognised as a result of the combination is £7,155m and derives from the split of goodwill and intangible assets arising from the proposed combination being based on a ratio of 70:30 in line with historical combinations within the financial services industry. The purchased intangible assets recognised as a result of the combination will be amortised on a straight line basis over a period of five years.

(h)	Current and deferred tax credits relating to the amortisation of intangibles (£200m) and to the amortisation of the fair value adjustment applied to the assets and liabilities of ABN AMRO (£152m).

4.	Post-combination effects on income statement
      The fair value adjustments applied to the identified assets and liabilities of ABN AMRO and the purchased intangible assets recognised as part of the proposed combination (as detailed in Note 3) will be amortised on a straight line basis over the appropriate maturity (between one and five years). The pre-tax impact on the income statement for the period ending June 30, 2007 and years ending December 31, 2007 to December 31, 2011 is as follows:

	Period
	ending	Year ending	Year ending	Year ending	Year ending	Year ending
	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2007	2007	2008	2009	2010	2011

	£m	£m	£m	£m	£m	£m
Amortisation of fair value adjustments on financial assets and liabilities	(572)	(1,144)	(432)	(432)	(432)	(433)
Amortisation of purchased intangible assets recognised as a result of the combination	(716)	(1,431)	(1,431)	(1,431)	(1,431)	(1,431)

Total amortisation relating to the proposed combination	(1,288)	(2,575)	(1,863)	(1,863)	(1,863)	(1,864)

5.	Unaudited comparative historical and pro forma earnings per share data
      Earnings used for the basic pro forma combined earnings per share calculation is the pro forma profit attributable to the equity holders of the parent for the period ended June 30, 2007.
      The weighted average number of shares outstanding during the period ended June 30, 2007 for the combined entity is based on the estimated equivalent weighted average number of ordinary shares for Barclays following the proposed combination. For illustrative purposes, earnings per share are calculated as if the exchange of ABN AMRO shares for Barclays equivalent shares had occurred at January 1, 2007. Under the terms of the proposed combination, ABN AMRO shares are expected to be exchanged at an estimated ratio of 2.13:1, increasing the weighted average by 3,998 million shares. Additionally, new Barclays shares are to be issued to China Development Bank and Temasek, increasing the weighted average by approximately a further 888 million shares.
Calculated on an IFRS basis

£m

Profit attributable to equity holders of parent	2,786
Dilutive impact of convertible options	(13)

Profit attributable to equity holders of parent including dilutive impact of convertible options	2,773

June 30, 2007

Million
Basic weighted average number of shares in issue	6,356
Share issuance under proposed combination	4,886

Basic weighted average number of shares in issue following the proposed combination	11,242
Number of potential ordinary shares	178

Diluted weighted average number of shares	11,420

Calculated on a US GAAP basis

£m

Profit attributable to equity holders of parent	2,838
Dilutive impact of convertible options	(11)

Profit attributable to equity holders of parent including dilutive impact of convertible options	2,827

June 30, 2007

Million
Basic weighted average number of shares in issue	6,356
Share issuance under proposed combination	4,886

Basic weighted average number of shares in issue following the proposed combination	11,242
Number of potential ordinary shares	124

Diluted weighted average number of shares	11,366

Reconciliation to US GAAP
      A reconciliation of the unaudited pro forma profit attributed to equity holders of the parent under IFRS to the unaudited pro forma net income attributed to the parent company under US GAAP for the period ended June 30, 2007 and shareholders’ equity excluding minority interests under IFRS to shareholders’ equity excluding minority interests under US GAAP as at June 30, 2007 is set out below.

June 30, 2007

£m
Total pro forma profit attributed to equity holders of the parent under IFRS	2,786
US adjustments:
Goodwill	(81)
Pensions	(47)
Post-retirement benefits	(1)
Leasing	(123)
Other compensation arrangements	24
Insurance	(50)
Revaluation of property	27
Hedging	61
Financial instruments	251
Foreign exchange on available for sale securities	20
Fee and cost recognition	18
Consolidation	(20)
Securitisation	(8)
Guarantees	(2)
Classification of debt and equity	9
Loans held for sale	11
Non-financial instruments	(22)
Restructuring provisions	(22)
Other	14
Tax effect of the above items	(7)

Total pro forma net income attributed to the parent company under US GAAP	2,838

Pro forma combined basic earnings per share	25.2
Pro forma combined diluted earnings per share	24.9

June 30, 2007

£m
Total pro forma shareholders’ equity excluding minority interests under IFRS	50,756
US adjustments:
Goodwill	533
Intangible assets	(768)
Pensions	812
Post-retirement benefits	(33)
Leasing	(465)
Compensation arrangements	200
Life Assurance	(83)
Revaluation of property	(110)
Hedging	199
Financial instruments	110
Fee and cost recognition	80
Consolidation	5
Securitisation	299
Guarantees	(5)
Classification of debt and equity	188
Non-financial instruments	(25)
Tax effect of the above items	(364)

Total pro forma shareholders’ equity excluding minority interests under US GAAP	51,329

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE INFORMATION
      The following table summarizes share information for Barclays and ABN AMRO on a historical basis, an unaudited pro forma combined basis for the combined group and equivalent information per ABN AMRO ordinary share, based on the exchange ratio of 2.13 Barclays ordinary share and €13.15 in cash for each ABN AMRO ordinary share.
      The following information should be read in conjunction with the consolidated financial statements of Barclays and ABN AMRO incorporated by reference into this document, and the unaudited pro forma combined condensed financial information. The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the combination had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined companies.
      The historical book value per share is computed by dividing closing shareholders’ equity attributable to the shareholders of the parent company by the number of ordinary shares outstanding at the end of the period. The unaudited pro forma basic earnings per ordinary share are computed by dividing the pro forma profit attributable to the shareholders of the parent company by the pro forma weighted average number of ordinary shares outstanding.
      ABN AMRO equivalent unaudited pro forma combined dividend and earnings per share amounts are calculated by multiplying pro forma combined basis per share amounts by 2.13, the number of Barclays ordinary shares that would be exchanged for each ABN AMRO ordinary share in the exchange offer. ABN AMRO equivalent pro forma book value per share is calculated by multiplying the pro forma combined book value per share amount by 2.13 and increasing this value by €13.15 representing the cash component of the exchange offer. The historical per share information of ABN AMRO was derived from its historical financial statements.

	Six Months
	Ended	Year Ended
	June 30,	December 31,
	2007	2006

Barclays— Historical
Historical per ordinary share:
Basic earnings per ordinary share	£0.41	£0.72
Dividend per ordinary share	£0.12	£0.31
Book value per share	£3.20	£3.03
ABN AMRO— Historical
Historical per ordinary share:
Basic earnings per ordinary share	€0.87	€2.50
Dividend per ordinary share	€0.58	€1.15
Book value per share	€13.30	€12.73
Unaudited Pro Forma on a combined basis per ordinary share
Unaudited pro forma on a combined basis per ordinary share:
Basic earnings per ordinary share	€0.37	€0.66
Dividends declared per ordinary share	€0.19	€0.45
Book value per share	€6.62	€7.01
Unaudited Pro Forma per ABN AMRO Ordinary Share Equivalents
Unaudited pro forma per share of ABN AMRO ordinary shares:
Basic earnings per ordinary share	€0.79	€1.41
Dividend per ordinary share	€0.41	€0.96
Book value per share	€27.24	€28.08

INTRODUCTION
      The following interim financial statements as at May 31, 2007, and for the period from May 2, 2007 through May 31, 2007, of Barclays (Netherlands) have been prepared in accordance with IFRS and have been audited by PricewaterhouseCoopers Accountants N.V.
      With respect to the following interim financial statements of Barclays (Netherlands), there are no significant differences between IFRS and US GAAP accounting policies, and US GAAP net income and shareholders equity would not be materially different from that presented in the IFRS financial statements.

PricewaterhouseCoopers Letterhead

Report of Independent Registered Public Accounting Firm	PricewaterhouseCoopers
Accountants N.V.
Thomas R. Malthusstraat 5
1066 JR Amsterdam
P.O. Box 90357
1006 BJ Amsterdam
The Netherlands
Telephone +31 (20) 568 66 66
Facsimile +31 (20) 568 68 88
www.pwc.com/nl
      We have audited the accompanying interim financial statements of Barclays (Netherlands) N.V. which comprise a balance sheet as of 31 May 2007 and income statement, statement of changes in shareholders’ equity and cash flow statement for the period 2 May 2007 to 31 May 2007. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these interim financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the interim financial statements referred to above present fairly, in all material respects, the financial position of Barclays (Netherlands) N.V. at 31 May 2007 and the results of its operations and its cash flows for the period 2 May 2007 to 31 May 2007 in conformity with International Financial Reporting Standards (IFRS) as adopted by the European Union.
      IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 10 to the interim financial statements.
Amsterdam, 14 September 2007
PricewaterhouseCoopers Accountants N.V.
/s/ J.M. de Jonge RA
J.M. de Jonge RA
PricewaterhouseCoopers is the trade name of among others the following companies: PricewaterhouseCoopers Accountants N.V. (Chamber of Commerce 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (Chamber of Commerce 34180284), PricewaterhouseCoopers Advisory N.V. (Chamber of Commerce 34180287) and PricewaterhouseCoopers B.V. (Chamber of Commerce 34180289). The services rendered by these companies are governed by General Terms & Conditions, which include provisions regarding our liability. These General Terms & Conditions are filed with the Amsterdam Chamber of Commerce and can also be viewed at www.pwc.com/nl

Barclays (Netherlands) Interim Balance Sheet as at May 31, 2007

	Notes	May 31, 2007

		£	£
Assets
Current assets	4
Cash and cash equivalents		204,744,559

			204,744,559

Total assets			204,744,559

Shareholders’ Equity and Liabilities
Shareholders’ equity	5
Share capital		204,630,000
Result for the period		(79,416)

Total equity			204,550,584
Current liabilities
Payable corporate income tax		176,292
Accrued expenses		17,683

Total liabilities			193,975

Total equity and liabilities			204,744,559

Notes on the pages F-8 to F-11 are an integral part of these interim financial statements.

Barclays (Netherlands) Interim Income Statement for the period from May 2, 2007 through May 31, 2007

		May 2, 2007-
	Notes	May 31, 2007

		£	£
Financial income and expenses	6
Interest received		715,924
Foreign exchange loss		(601,365)

			114,559
Operating expenses
Management and service fees		4,081
Audit fee		6,801
Other operating expenses		6,801

Operating expenses			(17,683)

Profit before taxation			96,876
Corporate income tax	7		(176,292)

Result for the period			(79,416)

Attributable to the parent company			(79,416)
Notes on the pages F-8 to F-11 are an integral part of these interim financial statements.

Barclays (Netherlands) Interim Statement of Changes in Shareholder’s Equity for the period from May 2, 2007 through May 31, 2007

			Total
	Share	Result for the	Shareholder’s
	Capital	Period	Equity

	£	£	£
Shares issued on incorporation (May 2, 2007)	204,630,000	—	204,630,000
Result for the period	—	(79,416)	(79,416)

Balance at May 31, 2007	204,630,000	(79,416)	204,550,584

Notes on the pages F-8 to F-11 are an integral part of these interim financial statements.

Barclays (Netherlands) Interim Cash Flow Statement for the period from May 2, 2007 through May 31, 2007

May 2, 2007-
May 31, 2007

£
Reconciliation of profit before tax to net cash flows from operating activities
Profit before taxation	96,876
Adjustments for
Foreign exchange loss	601,365
Changes in the working capital
Increase in accrued expenses	17,683

Net cash flow from operating activities	715,924
Cash flow from financing activities
Proceeds from issues of shares	204,630,000

Cash flow for the period	205,345,924
Cash and Cash equivalents at the beginning of the period	—
Cash flow for the period	205,345,924
Exchange rate differences	(601,365)

Cash and Cash equivalents at the end of the period	204,744,559

Notes on the pages F-8 to F-11 are an integral part of these interim financial statements.

Notes to Barclays (Netherlands) Interim Financial Statements

1.	General
      Barclays (Netherlands) was incorporated with limited liability under the laws of the Netherlands on May 2, 2007. The registered office of Barclays (Netherlands) is Fred. Roeskestraat 123, 1076 EE, Amsterdam, The Netherlands. The objectives of Barclays (Netherlands) are to act as a holding and finance company. The current period under review commenced on May 2, 2007 and ended on May 31, 2007.
      Barclays (Netherlands) was formerly known as Odysseus Holdings N.V. Upon the deed of amendment of the Articles of Association dated June 8, 2007 Barclays (Netherlands)’s name changed into Barclays (Netherlands) N.V.
      The interim financial statements have been solely prepared for the purpose of the prospectus to be published by Barclays Investments (Netherlands) N.V. in due course in connection with the offering of shares in Barclays (Netherlands).
      The Board of Directors approved the interim financial statements set out on pages F-4 to F-11 on September 14, 2007.

2.	Group structure
      Barclays (Netherlands) is a subsidiary of Barclays Investments (Netherlands) N.V., a company incorporated with limited liability under the laws of the Netherlands on May 14, 2007. The registered office of Barclays (Netherlands) is Fred. Roeskestraat 123, 1076 EE, Amsterdam, The Netherlands.
      The ultimate parent of Barclays (Netherlands) is Barclays PLC, which is registered in England and Wales. The ultimate holding company and the parent company of the largest group that presents group accounts is Barclays.

3.	Accounting policies
Basis of preparation
      The interim financial statements of Barclays (Netherlands) have been prepared in accordance with IFRS as adopted by the European Union. The interim financial statements have also been prepared in accordance with Title 9 Book 2 of the Dutch Civil Code.
      The financial statements have been prepared under the historical cost convention and modified to include, if applicable, the fair valuation of certain financial instruments to the extent required or permitted under IAS 39, “Financial Instruments, recognition, and measurement” as set out in the relevant accounting policies. The presentation currency is pounds sterling (“£”), which also is the currency of the primary economic environment in which Barclays (Netherlands) operates (Functional currency).
      As the period under review is the first financial period no comparatives are available. These interim financial statements are not the annual statutory financial statements, which will only be prepared for the period from May 2, 2007, date of incorporation, up to December 31, 2007.
Financial instruments
      Non-derivative financial instruments are recognized initially at fair value. Subsequent to initial recognition non-derivative financial instruments are measured at amortized cost using the effective interest method.
      Barclays (Netherlands) has no derivative financial instruments.
Foreign exchange
      In preparing the financial statements, transactions denominated in foreign currencies have been translated into Sterling at the rate ruling on the dates of the transactions. Assets and liabilities denomi-

nated in foreign currencies are translated into Sterling at rates of exchange ruling on the balance sheet date. All exchange profits and losses are included in the profit or loss.
Financial risks
      Barclays (Netherlands) is not exposed to significant liquidity risk. The main risks arising from Barclays (Netherlands)’s financial instruments are credit risk and market risk.
Credit risk
      Credit risk represents the risk of financial loss caused by default of the counter party. The principal financial assets of Barclays (Netherlands) are cash and cash equivalents (short-term deposit). The carrying amount of these assets represents the maximum exposure to credit risk.
      The credit risk on cash and cash equivalents (short-term deposit) is limited because the counter party is Barclays Bank PLC with high credit ratings assigned by international credit-rating agencies.
Market risk
      Barclays (Netherlands) is subject to interest rate risk and currency risk on its Euro deposit. Any fluctuation on either Euro interest rates or exchange rates into sterling could affect its profit or loss. Due to the purposes for which Barclays (Netherlands) was established, management believe that these risks are temporary and therefore insignificant.
Recognition of income and expense
      Interest income and expense are recognized in the income statement in accordance with the effective interest method. The effective interest rate is the rate that exactly discounts the expected future cash payments or receipts through the expected life of a financial assets or a financial liability, or when appropriate, a shorter period, to the net carrying amount of the instrument. The application of the method has the effect of recognizing income (and expenses) receivable (or payable) on the instrument evenly in proportion to the amount outstanding over the period to maturity or repayment.
      Operating expenses are accounted for in the period in which these are incurred. Losses are accounted for in the year in which they are identified.
Cash and cash equivalents
      Cash and cash equivalents include cash at bank and in hand, deposits, accrued interest and short-term deposits which are highly liquid marketable securities with maturity of three months or less, when acquired.
Current liabilities
      Current liabilities are stated at amortized cost.
Segment reporting
      As Barclays (Netherlands) is still in the start-up phase its sole asset is a Euro denominated deposit.
Directors’ emoluments
      Two managing directors of Barclays (Netherlands) each receive €3,000 per annum for their services to Barclays (Netherlands).

Related party transactions
      As of the balance sheet date, Barclays (Netherlands) has a €300,000,000 short term on demand deposit placed with Barclays Bank PLC, a fellow subsidiary of Barclays, as disclosed in note 4. Amounts of interest to be received at maturity in respect of this short-term loan are also disclosed in note 4. There have been no other related party transactions during the period.
Cash flow statement
      The cash flow statement has been prepared according to the indirect method, based on the profit and loss account and the other movements between the opening and closing balances. Cash and cash equivalents consist of a demand deposit with a short maturity (less than three months) from the date of acquisition including the interest accrued thereon.
Corporate income tax
      Taxation payable on taxable profits is recognized as an expense in the period in which the profits arise. Income tax recoverable on tax allowable losses is recognized as an asset only to the extent that it is regarded as recoverable by offset against current or future taxable profits.
      Deferred income tax is provided in full on temporary timing differences that arise from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined using tax rates and legislation enacted or substantially enacted by the balance sheet date and is expected to apply when the deferred tax asset is realized or the deferred tax liability is settled.
Off balance sheet commitments
      No off balance sheet commitments were outstanding as of May 31, 2007.
New IFRS Standards not yet effective as at May 31, 2007
      A number of new standards, amendments to standards and interpretations have been issued as at June 26, 2007, but are not yet effective for the period ended May 31, 2007, and have not been applied in preparing these interim financial statements.
      Barclays (Netherlands) does not anticipate that any of these new standards, amendments to standards and interpretations will have a material impact on Barclays (Netherlands)’s financial condition, results of its operations or disclosure in its interim financial statements.
      IFRS 8. “Operating segments” Operating segments supersedes IAS 14 Segment reporting. IFRS 8 sets out requirements for disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. IFRS 8 is required to be applied from January 1, 2009.
      IAS 23. Amendments to this standard regarding borrowing costs. The main change relates to the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The amendments are applicable on or after January 1, 2009.
      IFRIC 12. “Service Concession Arrangements” Provides guidance on the accounting by operators for public-to-private service concession arrangements. IFRIC 12 is required to be applied from January 1, 2008.

4.	Current assets
Cash and cash equivalents
      Cash and cash equivalents relate to a EUR-account Barclays (Netherlands) has with Barclays Bank PLC. The total amount of €301,050,667 including accrued interest as per May 31, 2007 is kept on term deposit with a start date of April 30, 2007 and a maturity date of July 27, 2007 at a rate of 3.94% per annum. The carrying value at May 31, 2007 approximates to the fair value.

5.	Shareholders’ equity
Share capital
      The authorized capital amounts to €600,000,000, consisting of 5,000,000,000 ordinary shares of €0.12 each of which 2,500,000,000 (€300,000,000) shares are issued and paid-up. There are no preference rights or restrictions (including restrictions on the distributions of dividends and repayment) attached to these shares.

6.	Financial income and expense
Interest income
      The interest income pertains to interest received on the deposit with Barclays Bank PLC a fellow subsidiary of Barclays.

7.	Corporate income tax
      For the period under review the estimated Corporate Income Tax payable will be £176,292. The charge for tax is based upon the standard Dutch rate for corporate income. The first €25,000 of taxable profit is charged at a rate of 20%, taxable profits of €25,001 to €60,000 are charged at a rate of 23.5% and taxable profits over €60,000 are charged at a rate of 25.5%.
      The effective tax rate for the period from May 2, 2007 to May 31, 2007 is higher than the standard rate of tax set out above. A reconciliation is set out below:

May 31, 2007

£
Profit before tax	96,876

Tax charge at standard Dutch rates	23,292
Non-allowable foreign exchange loss	153,000

Overall tax charge	176,292

Effective tax rate	182%

8.	Employees and staff costs
      During the period under review the average number of employees was nil.

9.	Post-balance sheet events
      Management is not aware of any events that took place after balance sheet date that could have a material effect on the financial position of Barclays (Netherlands).
10. Differences between IFRS and US GAAP accounting principles
      There are no significant differences between IFRS and US GAAP accounting policies, and US GAAP net income and shareholders’ equity would not be materially different from that presented in the IFRS financial statements.

The ADS Exchange Agent for the Exchange Offer in the United States is:
The Bank of New York

By Mail:	By Hand Delivery	By Overnight Delivery
The Bank of New York Tender & Exchange Department P.O. Box 11248 Church Street Station New York, NY 10286-1248	The Bank of New York Reorganization Services 101 Barclay Street Receive and Deliver Window, Street Floor New York, NY 10286	The Bank of New York Tender & Exchange Department — 11 West 101 Barclay Street New York, NY 10286
The Dutch Listing and Exchange Agent for the Exchange Offer is:
ABN AMRO Bank
By Mail:
ABN AMRO Bank N.V.
Kemelstede 2
4817 ST Breda
The Netherlands
Tel: +31(0) 76 579 9455 or
+800 2222 0024

      Any questions or requests for assistance or additional copies of this document, the Prospectus, the letter of transmittal and related materials may be directed to the information agent at its telephone number and location listed below. Holders of ABN AMRO ordinary shares or ABN AMRO ADSs may also contact their local broker, commercial bank, trust company or nominee for assistance concerning the exchange offer.
The Information Agent for the Exchange Offer in the United States is:
Georgeson

US and Canada	Europe
17 State Street, 10th floor New York, NY 10004 Banks and Brokers call: (212) 440-9800 Toll Free: (888) 605 7547	Vintners’ Place 68 Upper Thames Street London UK EC4V 3BJ Banks and Brokers Call: +44 (0) 870 703 6357 Toll Free: 0800 408 0099

The Dealer Manager for the Exchange Offer in the United States is:
Deutsche Bank Securities Inc.
60 Wall Street
New York, NY 10005